Exhibit 2.1

Confidential	Execution Version

AGREEMENT AND PLAN OF MERGER

among

DASSAULT SYSTEMES SIMULIA CORP.,

3DS ACQUISITION 3 CORP.

and

EXA CORPORATION

Dated as of September 27, 2017

EXHIBIT A		Form of Amended and Restated Certificate of Incorporation of the Surviving Company

ANNEX I	–	Conditions to the Offer

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 27, 2017 (the “Agreement Date”), by and among Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), 3DS Acquisition 3 Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Exa Corporation, a Delaware corporation (the “Company”). Each of Parent, Purchaser and the Company are referred to herein as a “Party” and together as “Parties.”

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement, Purchaser shall (and Parent has agreed to cause Purchaser to) commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder (the “Exchange Act”)) a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per Share of $24.25 (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, as soon as practicable following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Company (the “Merger” and together with the Offer and the other transactions contemplated by this Agreement, collectively, the “Transactions”), whereby each issued and outstanding Share (other than Shares tendered and accepted pursuant to the Offer and Excluded Shares) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared advisable this Agreement and the Transactions, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) subject to the other terms and conditions of this Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer (the “Company Board Recommendation”);

WHEREAS, (i) the Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and (ii) immediately following execution of this Agreement, Parent, as the sole stockholder of Purchaser, shall adopt and approve this Agreement;

WHEREAS, the Board of Directors of Purchaser has (i) approved this Agreement and declared its advisability and (ii) recommended the adoption and approval of this Agreement by the sole stockholder of Purchaser;

WHEREAS, Parent, Purchaser and the Company acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be consummated as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

SECTION 1.01 The Offer.

(a) Subject to the terms and conditions of this Agreement and provided that (i) this Agreement has not been terminated in accordance with Article VIII, (ii) the Company is prepared (in accordance with Section 1.02(b)) to file the Schedule 14D-9 on the same date as Purchaser commences the Offer and (iii) none of the events set forth in clauses (c)(i) through (vi) of Annex I shall have occurred and be continuing, as promptly as practicable but in no event later than ten (10) Business Days after the Agreement Date, Purchaser shall, and Parent shall cause Purchaser to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the conditions set forth in Annex I (the “Offer Conditions”). The Offer shall expire at 5:00 p.m. (New York City time) on the date that is twenty-one (21) Business Days (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act) of the Offer (the “Initial Expiration Date”). For purposes of this Agreement, “Expiration Date” means the Initial Expiration Date or, if the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended.

(b) Parent and Purchaser expressly reserve the right to waive (where permitted by applicable Law), in their sole discretion, in whole or in part, any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, which consent may be withheld in its sole discretion, or except as otherwise contemplated by this Agreement, neither Parent nor Purchaser shall (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) add any condition to the Offer not set forth in Annex I, (vi) amend or modify any of the Offer Conditions in a manner adverse to the holders of Shares, (vii) waive the Offer Condition set forth in clause (b) of Annex I or the Offer Condition set forth in clause (c)(i) of Annex I, (viii) extend the Offer in a manner other than pursuant to and in accordance with this Agreement, (ix) otherwise amend the Offer in any manner materially adverse to the holders of Shares or (x) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act.

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (i) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period or periods required by (A) applicable Law, (B) applicable rules, regulations, interpretations or positions of the SEC or its staff or (C) any of the rules and regulations, including listing standards, of NASDAQ or any other United States national securities exchange registered under the Exchange Act on which the Company Common Stock is then traded, (ii) if at the otherwise-scheduled Expiration Date any Offer Condition other than the Minimum Condition is not satisfied or waived (if permitted hereunder), Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more successive periods of ten Business Days each, in order to permit the satisfaction of all of the Offer Conditions; and (iii) if at the otherwise-scheduled Expiration Date the Minimum Condition is not satisfied or waived and Purchaser is not otherwise obligated to extend the Offer pursuant to the foregoing clauses (i) or (ii), Purchaser may, and, if requested by the Company in its sole discretion, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more periods of ten (10) Business Days each, it being agreed that Parent shall not, and shall not be required to cause Purchaser to, extend the Offer pursuant to this clause (iii) on more than two (2) occasions; provided, however, that notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (1) the date this Agreement is terminated pursuant to Article VIII or (2) the Outside Date; provided, further, that the foregoing clauses (ii) and (iii) of this Section 1.01(c) shall not be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement pursuant to Article VIII.

(d) On the terms and subject to the conditions of the Offer and this Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer and pay for all such shares as soon as practicable (in compliance with Rule 14e-1(c) promulgated under the Exchange Act) following the expiration of the Offer (the time of such acceptance for payment, and payment for, Shares, the “Acceptance Time”). The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(e).

(e) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to any scheduled Expiration Date unless this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within one (1) Business Day), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated pursuant to Article VIII prior to the purchase of Shares in the Offer, Purchaser shall promptly return and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f) As promptly as practicable on the date of the commencement of the Offer, Parent and Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall contain an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal, a form of summary advertisement and other ancillary Offer documents and instruments, if any, in respect of the Offer (collectively, together with any amendments and supplements thereto and the Schedule TO, the “Offer Documents”). Parent and Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by applicable Law. Parent and Purchaser, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by such Party for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or the Schedule TO or the other Offer Documents contain any material omission therein, and Parent and Purchaser shall take all steps necessary to amend or supplement the Schedule TO and, as applicable, the other Offer Documents and to cause the Schedule TO and the other Offer Documents as so amended and supplemented to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company and its legal counsel shall be given a reasonable opportunity to review and comment upon the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments provided by the Company and its counsel hereunder, in each case, so long as the Company Board has not effected an Adverse Recommendation Change. Parent and Purchaser, so long as the Company Board has not effected an Adverse Recommendation Change, shall as promptly as practicable provide the Company and its counsel with a copy of any written comments or telephonic notice of any oral comments that may be received from the SEC or its staff with respect to the Offer Documents or any amendment or supplement thereto promptly after receipt thereof. Parent and Purchaser, so long as the Company Board has not effected an Adverse Recommendation Change, shall respond as promptly as practicable to any such SEC comments and shall consult with the Company and its counsel prior to responding to any such comments, and shall provide the Company and its counsel with a copy of any written responses thereto (contemporaneously with delivery of the same to the SEC) and telephonic notification of any oral responses thereto of Parent or Purchaser or their counsel. Parent and Purchaser, so long as the Company Board has not effected an Adverse Recommendation Change, agree to, prior to the filing of any amendment or supplement to the Offer Documents with the SEC or dissemination thereof to the holders of Shares, provide the Company and its counsel reasonable opportunity to review and comment on such amendments, supplements or responses, giving reasonable and good faith consideration to any such comments.

(g) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(h) The Offer Price shall be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the Agreement Date and prior to the payment by Purchaser for Shares validly tendered and not properly withdrawn in connection with the Offer; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 1.02 Company Actions.

(a) The Company hereby approves of and consents to the Transactions and consents to the inclusion in the Offer Documents of the Company Board Recommendation, and the Company shall not withdraw or modify such recommendation in any manner adverse to Purchaser or Parent except as set forth in Section 6.03(e).

(b) On the date the Schedule TO is filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and, subject to Section 6.03(e), contain the Company Board Recommendation. The Company shall cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by applicable Law. The Company shall use its best efforts to obtain the consent of the Company Financial Advisor to permit the Company to include in the Schedule 14D-9, in its entirety, the Opinion, together with a summary thereof (which summary shall comply with the provisions of Item 1015(b) of Regulation M-A promulgated by the SEC). Except and to the extent otherwise expressly permitted pursuant to Section 6.03, the Offer Documents and the Schedule 14D-9 shall contain the recommendation of the Company Board that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and the Company hereby consents to the inclusion in the Offer Documents of such recommendation. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by such Party for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or the Schedule 14D-9 contains any material omission therein, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by the Exchange Act. Parent, Purchaser and their legal counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments provided by Parent and its counsel hereunder. The Company shall as promptly as practicable provide Parent, Purchaser and their legal counsel with a copy of any written comments or telephonic notice of any oral comments that may be received from the SEC or its staff with respect to the Schedule 14D-9 or any amendment or supplement thereto promptly after receipt thereof. The Company shall respond as promptly as practicable to any such SEC comments and shall consult with Parent and its counsel prior to responding to any such comments, and shall provide Parent and its counsel with a copy of any written responses thereto (contemporaneously with delivery of the same to the SEC) and telephonic notification of any oral responses thereto of the Company or its counsel. The Company agrees to, prior to the filing of any amendment or supplement to the Schedule 14D-9 with the SEC or dissemination thereof to the holders of Shares, provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on such amendments, supplements or responses, giving reasonable and good faith consideration to any such comments.

(c) Promptly after the Agreement Date (and in any event in sufficient time to permit Purchaser to commence the Offer within the time period required by Section 1.01(a)) and otherwise from time to time as requested by Purchaser or its agents, the Company shall furnish or shall cause its transfer agent to furnish to Purchaser mailing labels containing the names and addresses of the record holders of Shares as of a recent date, together with security position listings, non-objecting beneficial owner lists, listings, computer files, and any other information in the Company’s possession or control regarding the beneficial owners of Shares, and shall promptly furnish to Purchaser such information (including updated lists of holders of Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as Purchaser or its agents may reasonably request in communicating the Offer to the holders of Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser shall hold in confidence the information provided to Parent, Purchaser or their respective Representatives pursuant to this Section 1.02(c), and shall use such information only in connection with the Transactions and, if this Agreement shall be terminated, shall deliver to the Company or destroy all copies of such information then in their possession or control.

SECTION 1.03 The Merger.

(a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, the Company and Purchaser shall consummate the Merger pursuant to which (i) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Company”. The Parties agree that, for U.S. federal income Tax purposes, Purchaser (and its actions hereunder) shall be disregarded and the Merger, together with the acquisition of Shares pursuant to the Offer, shall be treated as a taxable purchase by Parent from stockholders of the Company of the Shares that are converted in the Merger or accepted for payment pursuant to the Offer.

(b) At the Effective Time, (i) the Amended and Restated Certificate of Incorporation of the Company, as amended, as in effect as of the Agreement Date (the “Company Charter”) shall be amended and restated in its entirety to read in the form of Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Company, until thereafter amended as provided therein or by applicable Law, subject to the limitations of Section 6.04(b) and (ii) the Amended and Restated Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of Surviving Company until thereafter amended as provided therein or by applicable Law, subject to the limitations of Section 6.04(b).

(c) The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company. The officers of Purchaser, from and after the Effective Time, shall be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(d) If at any time after the Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

SECTION 1.04 Closing. Unless this Agreement shall have been terminated in accordance with Article VIII, subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing for the Merger (the “Closing”) shall take place as soon as practicable after (and in no event later than the Business Day following) the Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied only at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210 or at such other place or on such other date and time as Parent and the Company may mutually agree in writing (the date on which the Closing occurs being the “Closing Date”).

SECTION 1.05 Effective Time. Concurrently with the Closing, the Company and Parent will cause the certificate of merger or certificate of ownership and merger or other appropriate documents (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the Company and Parent in writing, being the “Effective Time”) and shall make all other filings or recordings required under the DGCL (if any).

SECTION 1.06 Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The Parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be canceled in accordance with Section 2.01(b) or Dissenting Shares (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law. The Merger Consideration is payable in accordance with Section 2.02(b).

(b) Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held in the treasury of the Company or owned by any direct or indirect wholly owned Company Subsidiary and each Share owned by Purchaser, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Shares of Purchaser. Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.

SECTION 2.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company approved in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”), and enter into a paying agent agreement reasonably acceptable to the Company with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent and at Parent’s sole risk. Earnings on the Payment Fund in excess of the amounts payable to the holders of Shares pursuant to Section 2.01(a) shall be the sole and exclusive property of Parent and the Surviving Company and shall be paid to Parent or the Surviving Company, as Parent directs.

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, immediately prior to the Effective Time, a holder of record of Shares (other than Excluded Shares) entitled to receive the Merger Consideration pursuant to Section 2.01(a): a letter of transmittal (which shall be in such form as Parent and the Company may reasonably agree and shall be prepared prior to the Closing and which shall specify that delivery shall be effected, and risk of loss and title to such Shares shall pass, only upon proper delivery of such Shares to the Paying Agent) and instructions for use in effecting the surrender of the certificates evidencing such Shares (each, a “Certificate” and, together, the “Certificates”) or the non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration which such holder has the right to receive pursuant to Section 2.01(a). Upon (A) surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (B) receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares, and, in each case, such other documents as may customarily be required by the Paying Agent, the holder of Shares represented by such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 2.01(a), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificates so surrendered are registered if the Certificates representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate and Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder thereof is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II. Any holder of Book-Entry Shares shall not be required to deliver a Certificate to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall be made only to the person in whose name such Book-Entry Shares are registered.

(c) No Further Rights. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by applicable Law. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

(d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares (other than Excluded Shares) one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares (other than Excluded Shares) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto. Neither Parent nor the Surviving Company shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Each of the Paying Agent, the Surviving Company, Purchaser and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Stock Options or Company RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax Laws and shall pay any such withheld amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Paying Agent, the Surviving Company, Purchaser or Parent, as the case may be, and properly paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Stock Options or Company RSUs in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Company, Purchaser or Parent, as the case may be.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Company, the receipt by it of an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03 Company Stock Options, Company RSUs.

(a) At the Effective Time, each outstanding option (each, a “Company Stock Option”) to purchase Shares granted under the Company Stock Plans (or granted as an inducement award outside of a Company Stock Plan) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable immediately prior to the Effective Time and each restricted stock unit (each, a “Company RSU”) that is subject to a Company RSU award granted under the Company Stock Plans and outstanding as of immediately prior to the Effective Time shall become fully vested as of the Effective Time.

(b) Each Company Stock Option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the Merger Consideration shall (subject to the provisions of this Section 2.03) be canceled effective as of the Effective Time and converted into the right to receive, within five (5) Business Days following the Closing, an amount in cash, without interest, equal to the product of (i) the amount by which the Merger Consideration exceeds the applicable exercise price per Share of such Company Stock Option, and (ii) the aggregate number of Shares issuable upon exercise of such Company Stock Option. All such payments shall be subject to all applicable federal, state and local Tax withholding requirements. Each Company Stock Option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is greater than the Merger Consideration shall be canceled effective as of the Effective Time without the payment of consideration and have no further force or effect.

(c) Each Company RSU that vests in accordance with Section 2.03(a) shall be canceled effective as of the Effective Time and converted into the right to receive, within five (5) Business Days following the Closing, an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the aggregate number of vested Shares subject to such Company RSU. All such payments shall be subject to all applicable federal, state and local Tax withholding requirements.

(d) As soon as reasonably practicable following the Agreement Date and in any event prior to the Effective Time, the Company Board (or, if applicable, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions that are necessary for the treatment of the Company Stock Options and the Company RSUs pursuant to this Section 2.03, which resolutions shall also provide that such Company Stock Options and Company RSUs, and each of the Company Stock Plans, shall terminate conditioned upon, and effective as of, the Effective Time.

SECTION 2.04 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held of record or beneficially by a person who has not voted in favor of approval and adoption of this Agreement and who is entitled to demand and properly exercises dissenters’ rights with respect to such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Dissenters Rights”), shall not be converted into or represent the right to receive the Merger Consideration for such Dissenting Shares but instead shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Dissenters Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration, without interest thereon.

(b) The Company shall provide prompt notice to Parent of any demands and any other instruments served pursuant to applicable Law that are received by the Company for Dissenters Rights with respect to any Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

SECTION 2.05 Certain Adjustments. Notwithstanding the foregoing, if between the Agreement Date and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established), then the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule prepared by the Company and delivered to Parent and Purchaser in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), or, other than with respect to Section 3.03 and Section 3.04, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as disclosed in any SEC Reports filed after January 31, 2017 (but excluding (x) any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or precise, predictive or forward-looking in nature) as filed and made publicly available prior to the Agreement Date, the Company hereby represents and warrants to Parent and Purchaser as follows:

SECTION 3.01 Organization and Qualification; Company Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation, limited liability company or other legal entity validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except, in the case of each Company Subsidiary, where the failure to be so validly existing and in good standing would not have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have a Company Material Adverse Effect.

(b) Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other equity interests of each Company Subsidiary owned by the Company and each other Company Subsidiary. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity interest in any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02 Certificate of Incorporation and Bylaws. The Company has made available to Parent a true and complete copy of (a) the Company Charter, (b) the amended and restated bylaws of the Company, as in effect on the Agreement Date (the “Company Bylaws”), and (c) the certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the Agreement Date. Each such certificate of incorporation and bylaws (or equivalent organizational documents) is in full force and effect. The Company is not in violation of any provisions of the Company Charter or the Company Bylaws. None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and bylaws (or equivalent organizational documents).

SECTION 3.03 Capitalization.

(a) The authorized share capital of the Company consists of (i) 30,000,000 Shares and (ii) 5,000,000 shares of preferred stock, par value $0.001 (the “Preferred Stock”).

(b) As of the close of business on September 27, 2017, (i) 15,100,818 Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 32,502 Shares were held in the treasury of the Company, (iii) no Shares were held by the Company Subsidiaries, (iv) no shares of Preferred Stock were issued and outstanding, (v) 2,302,772 Shares are reserved for future issuance in connection with the Company Stock Plans (including 1,780,882 Shares subject to outstanding Company Stock Options and 521,890 Shares subject to outstanding Company RSUs) and (vi) 75,000 Shares are reserved for future issuance in connection with Company Stock Options that were not granted under a Company Stock Plan. Except as set forth in this Section 3.03, there are no options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or any other rights or instruments that are linked in any way to the price of the Shares, any shares of capital stock of any Company Subsidiary or the value of all or any part of the Company or any Company Subsidiary (the “Equity Interests”), in each case, obligating the Company or any Company Subsidiary to issue, sell or grant any such Equity Interests. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.

(c) The Company has previously provided a true and complete list, as of September 27, 2017, of (i) the number of Shares subject to each outstanding Company Stock Option, the name of the holder, the exercise price, the grant date, the exercise period and vesting schedule of each such Company Stock Option and the Company Stock Plan pursuant to which the Company Stock Option was granted, and (ii) the number of Shares subject to each outstanding Company RSUs, the name of the holder, the grant date, the vesting schedule and settlement date, and the Company Stock Plan pursuant to which such Company RSU was granted. Since February 1, 2017 through the Agreement Date, the Company has not issued any Shares, Company Stock Options, Company RSUs, or other Equity Interests other than pursuant to Company Stock Options and Company RSUs that were outstanding as of January 31, 2017. No Company RSU is subject to any market or performance conditions.

(d) There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any Company Subsidiary issued and outstanding or reserved for issuance. There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or Equity Interests, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Shares or Equity Interests, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary. None of the Company or any Company Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests.

(e) Each outstanding Equity Interest of each Company Subsidiary that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such Equity Interest is owned by the Company or another Company Subsidiary free and clear of all Liens.

SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL and the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.04, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) result in any violation or breach of any provision of the Company Charter, the Company Bylaws, or the certificate of incorporation and bylaws (or equivalent organizational documents) of any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.05(b), result in a violation or breach of any applicable Law or any Order that names the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or a Company Subsidiary under, or give to others any right of termination, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien (other than Permitted Liens) on the properties or assets of the Company or any Company Subsidiary under, any Contract or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or a Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except in the case of clauses (ii) and (iii), as would not result in a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative agency or commission or other governmental authority or instrumentality, or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for complying with any applicable requirements of the Exchange Act, any filings with the SEC as may be required by the Company in connection with this Agreement and the Transactions, any filings required under the rules and regulations of NASDAQ, any filings as may be required under the DGCL in connection with the Transactions, including the filing with the Secretary of State of the State of Delaware of the Certificate of Merger, the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other Antitrust Laws as may be applicable to the Transactions, and any actions or filings the absence of which would not result in a Company Material Adverse Effect.

SECTION 3.06 Intentionally Omitted.

SECTION 3.07 Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the businesses of the Company and each Company Subsidiary are being and, since January 31, 2016 have been, conducted in compliance in all material respects with all applicable Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has received, at any time since January 31, 2016, any written notice or communication from any Governmental Authority that remains unresolved regarding any actual, potential or alleged material violation of any applicable Law. Except as set forth in Section 3.07(b) of the Company Disclosure Schedule, no investigation or review by any Governmental Authority with respect to the Company or any Company Subsidiary is pending or, to the Company’s Knowledge, threatened in writing, nor has any Governmental Authority indicated in writing an intention to conduct the same.

(c) (i) Neither the Company nor any Company Subsidiary is or has been, (ii) none of their respective officers or directors is, (iii) to the Knowledge of the Company, none of their respective officers or directors has been, and (iv) to the Knowledge of the Company, none of their respective employees is or has been, in each case, suspended or debarred from doing business by any Governmental Authority or declared nonresponsible or ineligible for government contracting, and no such suspension or debarment action has been commenced.

SECTION 3.08 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has timely filed all forms, reports, statements, schedules and other documents required to be filed by the Company with the SEC since January 31, 2015 (together with all amendments thereto, collectively, the “SEC Reports”). As of their respective dates, or, if amended prior to the Agreement Date, as of the date of the last such amendment, the SEC Reports were prepared (and any SEC Reports filed after the Agreement Date will have been prepared), in all material respects, in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and/or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and, in each case, the rules and regulations promulgated thereunder, and did not and will not, at the time they were filed or will be filed, or, if amended prior to the Agreement Date, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports, except to the extent updated, amended, restated or corrected by a subsequently filed SEC Report, at the time filed (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods indicated therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments).

(c) The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are reasonably designed to ensure that material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(d) Neither the Company nor any Company Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, and whether or not required by GAAP to be reflected on a consolidated balance sheet), except for (i) liabilities and obligations reflected or reserved against on the consolidated unaudited balance sheet of the Company and its consolidated Subsidiaries as of January 31, 2017 (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended

January 31, 2017 (the “Latest Balance Sheet”), (ii) liabilities or obligations incurred in the ordinary course of business since the date of the Latest Balance Sheet (other than any breach by the Company or any Company Subsidiary under any Material Contract) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and (iii) liabilities or obligations incurred in connection with the negotiation of this Agreement or the consummation of the Transactions.

(e) Since January 31, 2015, subject to any applicable grace periods, the Company has been in and is in material compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of NASDAQ.

(f) The Company has made available to Parent true and complete copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(g) There are no formal internal investigations, SEC inquiries or investigations or other inquiries or investigations by any Governmental Authority that, to the Knowledge of the Company, are pending or threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(h) The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since January 31, 2015, and all responses to such comment letters filed by or on behalf of the Company. As of the Agreement Date, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review.

(i) To the Knowledge of the Company, no employee of the Company has provided or is providing information to any Governmental Authority regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company, nor any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(j) None of the Company or any Company Subsidiary has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K.

(k) There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any of its executive officers (as defined in Rule 3b-7 under the Exchange Act) or directors.

SECTION 3.09 Absence of Certain Changes or Events. Since the date of the Latest Balance Sheet, (a) there has not been a Company Material Adverse Effect, (b) except in connection with the Transactions, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the Agreement Date, would constitute a violation of Section 5.01.

SECTION 3.10 Absence of Litigation. There is no lawsuit, litigation, suit, audit, claim, complaint, demand, summons, cease and desist letter, subpoena, injunction, action, proceeding, arbitration, notice of violation or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary (or, to the Knowledge of the Company, any director or officer of the Company in such capacity as director or officer) in which the claim for relief exceeds $1,000,000. Neither the Company nor any Company Subsidiary is subject to any outstanding Order. As of the Agreement Date, to the Knowledge of the Company, there is no pending Action or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Transactions.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and all employee benefit plans, programs or arrangements, and all employment, termination, severance, change of control or other material contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former Service Provider (collectively, the “Plans”).

(b) For each Plan, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all material amendments thereto and, as applicable: (i) all current trust agreements, insurance contracts or other funding arrangements and amendments thereto; (ii) the current prospectus or summary plan description and all summaries of material modifications; (iii) the most recent favorable determination or opinion letter from the Internal Revenue Service of the United States (the “IRS”); (iv) the most recent annual return/report (Form 5500) and accompanying schedules and attachments thereto; (v) the most recently prepared actuarial reports and financial statements; (vi) any non-routine documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the PBGC or any other Governmental Authority during the past three (3) years; (vii) all notices and correspondences that relate to any matter with respect to a Plan which could reasonably be expected to result in an increase in material liability to the Company or any Company Subsidiary; and (viii) all current administrative and other service contracts and amendments thereto with third-party services providers.

(c) No Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (ii) is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” as defined in Section 3(40) or ERISA.

(d) Each Plan has been established, maintained, funded and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. The requirements of Section 4980B of the Code, Part 6 of ERISA (“COBRA”) have been met with respect to each Plan.

(e) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely upon a prototype opinion letter from the IRS that the Plan is so qualified, or has timely applied to the IRS for such a letter, and no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Plan.

(f) With respect to any Plan, as of the Agreement Date, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g) Each Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been, and is, operated, maintained and administered in compliance with Section 409A of the Code. The Company is not required to gross-up any person in respect of any tax under Section 409A of the Code.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions shall (either alone or in connection with the termination of employment or service of any Service Provider following, or in connection with, the Transactions): (i) entitle any current or former Service Provider to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment or service with the Company or any Company Subsidiary; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans, including any bonus plan, agreement or arrangement providing for benefits payable contingent upon a change in control or other similar transaction, to any current or former Service Provider; or (iii) limit or restrict the right of the Company or any Subsidiary of the Company or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Plans as in effect as of the Agreement Date or (ii) to modify, change or terminate any Plan, other than a modification, change or termination required by applicable Law.

(j) The Closing will not result separately or in the aggregate (including, without limitation, as a result of this Agreement or the Transactions) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code under any of the Plans in effect immediately prior to the Closing.

SECTION 3.12 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is or has been a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. To the Knowledge of the Company, as of the Agreement Date, there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Company Subsidiary. As of the Agreement Date, there is no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(b) The Company and each Company Subsidiary are currently in compliance in all material respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened against the Company or any Company Subsidiary before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or currently employs any person.

SECTION 3.13 Properties. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have title, in fee or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

SECTION 3.14 Taxes.

(a) The Company and the Company Subsidiaries (i) have timely filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and such Tax Returns are correct and complete in all material respects, and (ii) have timely paid to the applicable Governmental Authorities all material amounts of Taxes due and payable by them (whether or not shown as due on any Tax Return), except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. All material amounts of Taxes required to have been withheld by the Company and the Company Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority.

(b) There are no currently ongoing audits, examinations, or legal proceedings by a Governmental Authority in respect of any material Taxes or Tax Returns of the Company or any of the Company Subsidiaries, and none of the Company or any of the Company Subsidiaries has received written notice from a Governmental Authority that any such audit or examination is currently being proposed. No deficiency or adjustment for any material amount of Tax has been assessed or proposed by any Governmental Authority in writing against the Company or any of the Company Subsidiaries, which claim has not yet been resolved, except to the extent it is being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

(c) Neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of Law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).

(d) Neither the Company nor any of the Company Subsidiaries has received written notice of any claim made by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, which claim has not been resolved. Neither the Company nor any Company Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to an assessment or determination for Taxes.

(e) Neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(f) Neither the Company nor any of the Company Subsidiaries has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code, Treasury Regulation Section 1.6011-4 or any similar provision of state or local Law.

(g) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party prior to the Closing, (ii) closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law entered into prior to the Closing, (iii) an installment sale or open transaction arising prior to the Closing, (iv) a prepaid amount received, or paid, prior to the Closing, (v) deferred gains arising from a transaction prior to the Closing or (vi) an election under Section 108(i) of the Code.

(h) Other than the ownership change on April 1, 2014, (i) there has been no ownership change, within the meaning of Section 382(g) of the Code, of the Company prior to and including April 30, 2017 and, (ii) to the Knowledge of the Company, there has been no ownership change, within the meaning of Section 382(g) of the Code, of the Company between May 1, 2017 and the date of this Agreement.

(i) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

SECTION 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Schedule lists each of the following types of Contracts, including all amendments, supplements and modifications, to which the Company or any Company Subsidiary is a party as of the Agreement Date (such Contracts required to be set forth in such list, the “Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended January 31, 2017 or any SEC Reports filed after the date of filing of such Form 10-K until the Agreement Date;

(ii) (A) any Contract with a Principal Customer and (B) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets which is expected to involve consideration or payments to the Company or any of the Company Subsidiaries in excess of $1,000,000 in the aggregate during the fiscal year ending January 31, 2018 (other than a Contract with a Principal Customer);

(iii) (A) any Contract with a Principal Supplier and (B) any Contract for the furnishing of materials, supplies, goods, services, equipment or other assets which is expected to involve consideration or payments by the Company or any of the Company Subsidiaries in excess of $250,000 in the aggregate during the fiscal year ending January 31, 2018 (other than a Contract with a Principal Supplier);

(iv) all Contracts concerning the establishment, management or operation of a joint venture, partnership, limited liability company, business alliance or systems integration alliance;

(v) any Contract with a Governmental Authority (including any settlement, conciliation or similar Contract), or for the purpose of fulfilling a Contract or order from any Governmental Authority as the ultimate customer (including any Contract with a prime government contractor);

(vi) all Company IP Agreements that are material to the business of the Company and the Company Subsidiaries, taken as a whole;

(vii) any Contract containing covenants binding upon the Company or any Company Subsidiary that (A) materially restricts the right of the Company or any Company Subsidiary (I) to engage in any business or compete in any business or with any person or operate in any geographic area or (II) to acquire any material product or other material asset or service from any other person, (B) grants to any third party any exclusive rights with respect to any Company Intellectual Property that is material to the Company or any of the Company Subsidiaries, or (C) grants to the Company or a Company Subsidiary any material third party Intellectual Property that is incorporated in or distributed with any Company Product;

(viii) any Contract that (A) grants exclusive rights to license, market, sell or deliver any Company Product or (B) contains any “most favored nation” or similar provisions in favor of the other party thereto;

(ix) all Contracts concerning the use, occupancy, management or operation of, or evidencing any interests in, any Leased Real Property;

(x) all Contracts pursuant to which any indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of the Company Subsidiaries of any indebtedness of any other person (except for any such indebtedness or guarantees of indebtedness (A) the principal amount of which does not exceed $1,000,000 in the aggregate or (B) intercompany indebtedness among the Company and any wholly owned Company Subsidiaries);

(xi) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into since January 31, 2015;

(xii) any employment or consulting Contract of (x) the Chief Executive Officer of the Company and any individual reporting to him directly and (y) the next ten (10) next most highest-compensated employees or consultants who are not the Chief Executive Officer of the Company or any individual reporting to him directly; and

(xiii) each Contract pursuant to which the Company or any of the Company Subsidiaries are bound that includes an “earn out” or other contingent payment obligation, in each case, that could result in payments in excess of $250,000 individually or $1,000,000 in the aggregate.

(b) True and complete copies of each Material Contract have been made available to Parent. Except for Material Contracts that have expired or terminated by their terms, as of the Agreement Date each Material Contract is (i) valid and binding on the Company or a Company Subsidiary party thereto, as the case may be and, to the Knowledge of the Company, each other party thereto, and (ii) in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity. None of the Company or any Company Subsidiary has received any written claim of breach or default under or cancellation of any Material Contract and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contracts, except in each case for those violations and defaults which would not result in a Company Material Adverse Effect. Except for Material Contracts that have expired or terminated by their terms, to the Knowledge of the Company, (i) no other party is in material breach or violation of, or default under, any Material Contract and (ii) neither the Company nor any Company Subsidiary has received, as of the Agreement Date, any written notice from any person that such person intends to terminate or not renew any Material Contract.

SECTION 3.16 Principal Customers and Suppliers.

(a) Section 3.16(a) of the Company Disclosure Schedule lists each Principal Customer and the volume in dollars of revenue received from each such Principal Customer during the applicable period. As of the Agreement Date, the Company has not received any written, or to the Company’s Knowledge any oral, notice from any Principal Customer that such Principal Customer shall not continue as a customer of the Company or any of the Company Subsidiaries, as applicable, or that such customer intends to terminate or materially modify existing Contracts with the Company or any of the Company Subsidiaries, as applicable, in a manner adverse to the Company or such Company Subsidiary.

(b) Section 3.16(b) of the Company Disclosure Schedule lists each Principal Supplier and the volume in dollars of purchases made from each such Principal Supplier during the applicable period. As of the Agreement Date, the Company has not received written notice from any Principal Supplier that such Principal Supplier shall not continue as a supplier of the Company or any of the Company Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify existing Contracts with the Company or any of the Company Subsidiaries, as applicable, in a manner adverse to the Company or such Company Subsidiary.

SECTION 3.17 Insurance. Each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as would not have a Company Material Adverse Effect, (a) each such insurance policy is in full force and effect and all premiums due and payable thereon have been paid, (b) neither the Company nor any Company Subsidiary is in breach of or default under any such policy, and (c) the Company has not received any written notice of cancellation or termination with respect to any such policy.

SECTION 3.18 Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect:

(i) the Company and each Company Subsidiary are, and have been, in compliance with all applicable Environmental Laws;

(ii) the Company and the Company Subsidiaries possess all permits, licenses, authorizations and other approvals issued pursuant to any applicable Law relating to pollution or the protection of the environment or to health and safety (“Environmental Laws”) that are required to conduct the business and operations of the Company and each Company Subsidiary as currently conducted, and are and have been in compliance with all such permits, licenses, authorizations and approvals;

(iii) to the Knowledge of the Company, no releases of any hazardous materials, hazardous substances, or hazardous wastes (“Hazardous Materials”), as defined under any Environmental Law, have occurred at, on, in, to, from or under any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, and including third-party sites to which the Company or any Company Subsidiary has sent any Hazardous Materials, including for treatment, storage, disposal, processing, recycling or other handling, that affect such property, in each case in a manner that requires the implementation of any response actions as defined under any Environmental Law;

(iv) neither the Company nor any Company Subsidiary has received or is subject to any written claim or notice, or Action or Order, from any Governmental Authority or person alleging that the Company or any Company Subsidiary is or may be in violation of, or has liability or obligations under, any Environmental Law.

(b) The Company has made available to Parent (i) all consent orders, action plans, settlements applicable to, and (ii) material and relevant assessments, reports, data, results of investigations or audits in the possession of, or that are reasonably available to, the Company pertaining to Environmental Laws, Hazardous Materials, or any other environmental, health or safety matters, and the Company or any Company Subsidiary.

SECTION 3.19 Intellectual Property.

(a) Section 3.19(a) of the Disclosure Schedule sets forth a true and complete list, as of the Agreement Date, of all Registered Intellectual Property included in the Owned Intellectual Property, indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner. There are no items of Intellectual Property other than Company Intellectual Property that are material to the operation of the business.

(b) The operation of the business of the Company and each Company Subsidiary, and the use of the Company Intellectual Property in connection therewith, do not, and have not in the last three (3) years, conflicted with, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, and no Actions are pending or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary alleging any of the foregoing. To the Knowledge of the Company, no person is engaged in any activity that conflicts with, infringes, misappropriates or otherwise violates any Owned Intellectual Property or any Licensed Intellectual Property that is exclusively licensed to the Company or a Company Subsidiary.

(c) The Company or a Company Subsidiary is the exclusive owner of each item of Owned Intellectual Property set forth on Section 3.19(a) of the Disclosure Schedule and each other item of material Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens and non-exclusive licenses of Intellectual Property granted in the ordinary course of business) and exclusive licenses. The Company or a Company Subsidiary has a valid license or other right to use the Licensed Intellectual Property in connection with the operation of the business, subject only to the terms of the Company IP Agreements.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, immediately after the Closing, Company and Company Subsidiaries will own or have the right to use in the operation of the respective businesses of the Company and Company Subsidiaries all of their respective Company Intellectual Property and Company IT Assets, on terms and conditions the same in all material respects as those in effect prior to the Closing.

(e) The Owned Intellectual Property is subsisting, and to the Knowledge of the Company, valid and enforceable in all material respects and is not subject to any outstanding Order or Contract that would materially adversely affect the Company’s or any Company Subsidiary’s use thereof or rights thereto, or materially impair the validity or enforceability thereof. No Actions are pending or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary based upon or, challenging the validity and ownership of any of the Company Intellectual Property.

(f) Neither the Company nor any Company Subsidiary has entered into any Contract to indemnify any other third party against any claim of infringement, misappropriation or other violation of the Intellectual Property rights of any third party except under outbound license or similar agreements entered into with customers, or agreements with licensors, providers, distributors, resellers, or other business partners, in each case of the foregoing exceptions, to the extent entered in the ordinary course of business.

(g) The Company IT Assets are adequate for the conduct of the business of the Company and each Company Subsidiary as currently conducted in all material respects. The Company and each Company Subsidiary have implemented commercially reasonable backup, security, Virus scanning and disaster recovery measures in connection with its business.

(h) None of the Company Products that are Software contain any Public Software that, taking into account the manner such Company Products have been distributed or otherwise commercialized by the Company or Company Subsidiaries, requires the Company-proprietary portion of such Company Products to be in any material respect (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge.

(i) The Company and each Company Subsidiary have taken all commercially reasonable steps necessary to maintain the confidentiality of the material trade secrets and other material confidential Intellectual Property, including any source code for Software, used in connection with its business. No material trade secrets or other material confidential Intellectual Property used in connection with the business of the Company or any Company Subsidiary have been disclosed by the Company or any Company Subsidiary to any person or, to the Company’s Knowledge, discovered by any person except pursuant to appropriate non-disclosure or license agreements. No source code for any Software included in the Company Products has been delivered or licensed, or is subject to any source code escrow obligation, by the Company or any Company Subsidiary to any other person except under standard escrow agreements entered into on behalf of customers in the ordinary course of business. To the extent that any Intellectual Property that is material to the operation of the business of the Company or a Company Subsidiary has been conceived, developed or created for the Company or such Company Subsidiary by any other person, the Company or such Company Subsidiary has executed valid and enforceable written agreements with such person with respect thereto transferring to the Company or such Company Subsidiary the entire and unencumbered right, title and interest therein and thereto by operation of law or by valid written assignment.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company has complied with its privacy policies and all other Company policies and procedures established from time to time with respect to personally identifiable information.

SECTION 3.20 Anti-Corruption Compliance. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, any director, officer, agent, employee, partner or Affiliate of the Company or of any of the Company Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such person of the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; (ii) a violation by any such person of any other applicable Anti-Corruption Laws; or (iii) a violation of any applicable Export Control Laws. Since January 31, 2015, neither the Company nor any Company Subsidiary has made or anticipates making any disclosure to any Governmental Authority for any actual or potential violation of any Anti-Corruption Law or Export Control Laws.

SECTION 3.21 Affiliate Transactions. As of the Agreement Date, there are no transactions or Contracts between (i) the Company or any of the Company Subsidiaries and (ii) any of the Company’s Affiliates that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (each an “Affiliate Transaction”).

SECTION 3.22 Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Offer Documents shall not, when filed with the SEC, at any time such documents are amended or supplemented, and when first published, distributed or disseminated to the holders of Shares and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and shall not, when filed with the SEC, at any time such document is amended or supplemented, and when first published, distributed or disseminated to the holders of Shares and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Purchaser or any of their Representatives in writing expressly for inclusion therein.

SECTION 3.23 Board Approvals. The Company Board, at a meeting duly called and held, has adopted resolutions effecting the Company Board Recommendation. As of the Agreement Date, the Company Board Recommendation has not been amended, rescinded or modified.

SECTION 3.24 Takeover Laws. Assuming the accuracy of Parent’s and Purchaser’s representation and warranty set forth in Section 4.04, the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” with an “interested stockholder” (each as defined in Section 203 of the DGCL) shall not apply to the execution, delivery or performance of this Agreement or the consummation of any of the Transactions. The Company has no “rights plan,” “rights agreement” or “poison pill” in effect.

SECTION 3.25 Rule 14d-10(d) Matters. Prior to the Agreement Date, the Company (acting through the compensation committee of the Company Board) has taken all such steps as may be required to cause any and all employment compensation, severance and employee benefit agreements and arrangements entered into by the Company or any of the Company Subsidiaries or contemplated hereby with any of their respective officers, directors or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act. The Company has provided Parent with copies of all such actions.

SECTION 3.26 Opinion of the Company Financial Advisor. The Company Board has received an opinion (the “Opinion”) from Stifel, Nicolaus & Company, Incorporated (the “Company Financial Advisor”) to the effect that, as of the Agreement Date and subject to certain assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective Affiliates). The Company will provide to Parent a written copy of the Opinion promptly following its receipt thereof.

SECTION 3.27 Brokers. Except for the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. On or prior to the Agreement Date, the Company has made available to Parent an unredacted copy of the engagement letter or other agreement, in each case, as amended or modified, between the Company and the Company Financial Advisor.

SECTION 3.28 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any Company Subsidiary or any other person makes any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Organization. Each of Parent and Purchaser is a corporation validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so existing or in good standing or to have such power and authority would not have a Parent Material Adverse Effect.

SECTION 4.02 Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions other than Parent, as the sole stockholder of Purchaser, adopting and approving this Agreement immediately following the execution hereof (subject, in the case of the consummation of the Merger, to the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, (i) result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Purchaser, (ii) assuming compliance with the matters referred to in Section 4.03(b), result in a violation or breach of any applicable Law or any Order that names Parent or Purchaser or by which any property or asset of Parent or Purchaser is bound, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by Parent or Purchaser under, or give to others any right of termination, acceleration or cancellation of, or result in the loss of any material benefit under, or the creation of any Lien (other than Permitted Liens) on the properties or assets of Parent or Purchaser under, any Contract or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound, except in the case of clause (iii), as would not reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) complying with any applicable requirements of the Exchange Act, (ii) any filings with the SEC as may be required by Parent or Purchaser in connection with this Agreement and the Transactions, (iii) any filings required under the rules and regulations of Euronext Paris or NASDAQ, (iv) any filings as may be required under the DGCL in connection with the Transactions, including the filing with the Secretary of State of the State of Delaware of the Certificate of Merger, (v) the premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws as may be applicable to the Transactions, and (vi) any actions or filings the absence of which would not reasonably be expected to result in a Parent Material Adverse Effect.

SECTION 4.04 Ownership of Shares. Neither Parent nor any of its Subsidiaries (including Purchaser), affiliates (as such term is defined in Section 203 of the DGCL) or associates (as such term is defined in Section 203 of the DGCL) is, and at no time during the last five years has Parent or any of its Subsidiaries (including Purchaser) been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL). Neither Parent nor any of its Subsidiaries (including Purchaser) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

SECTION 4.05 Operations of Purchaser. Purchaser is a direct wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.06 Absence of Litigation. Except as would not reasonably be expected to result in a Parent Material Adverse Effect, (i) there is no Action pending against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, and (ii) neither Parent nor any of its Subsidiaries is subject to any outstanding Order. As of the Agreement Date, there is no pending Action or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Transactions.

SECTION 4.07 Sufficient Funds. As of the Agreement Date and at the Acceptance Time and the Effective Time, Parent and Purchaser has and will have cash and cash equivalents and/or available sources of credit sufficient to perform all of their respective obligations under this Agreement and to consummate the Transactions, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Closing and to pay all related fees and expenses. Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

SECTION 4.08 Information in the Offer Documents and the Schedule 14D-9. The Offer Documents shall not, when filed with the SEC, at any time such documents are amended or supplemented, and when first published, distributed or disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made in the Offer Documents based on information furnished by the Company or its Representatives. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws. The information supplied by Parent or Purchaser in writing expressly for inclusion or incorporation by reference in the Schedule 14D-9 shall not, when filed with the SEC, at any time such document is amended or supplemented, and when first published, distributed or disseminated to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.09 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser.

SECTION 4.10 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. Except for the representations and warranties set forth in Article III and in any certificate delivered by the Company hereunder, Parent and Purchaser hereby acknowledge and agree that none of the Company, the Company Subsidiaries or any of their respective Affiliates or Representatives or any other person has made or is making any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or their respective businesses or operations, including with respect to any information provided or made available to Parent, Purchaser or any of their respective Affiliates or Representatives or any other person. In connection with any investigation by Parent and Purchaser of the Company and the Company Subsidiaries, Parent and Purchaser have received or may receive from the Company and/or the Company Subsidiaries and/or other persons on behalf of the Company certain estimates, projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Parent and Purchaser acknowledge that there are uncertainties inherent in all such estimates, projections, forward-looking statements and other forecasts and plans, that Parent and Purchaser are familiar with such uncertainties, that Parent and Purchaser are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forward-looking statements and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forward-looking statements, forecasts or plans). Parent and Purchaser acknowledge that neither the Company nor any other person on behalf of the Company makes any representation or warranty with respect to any estimates, projections, forward-looking statements, forecasts or plans of the Company (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans) unless such materials or information are the subject of any representation or warranty set forth in Article III.

SECTION 4.11 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Purchaser in this Article IV, none of Parent, Purchaser, any Subsidiary of Parent or Purchaser, or any other person makes any express or implied representation or warranty with respect to Parent, Purchaser or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Parent and Purchaser hereby disclaim any such other representations or warranties.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger. From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as (i) permitted or contemplated by this Agreement, (ii) as set forth in Section 5.01 of the Company Disclosure Schedule, (iii) required by applicable Law or the rules or regulations of NASDAQ or (iv) undertaken with the prior written consent of Parent (which consent, in the case of clauses (h), (k), (n) and (q) (but, in the case of (q), only to the extent such consent relates to matters described in clauses (h), (k) and (n)), shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the Company Subsidiaries to, (A) conduct the businesses of the Company and the Company Subsidiaries in the ordinary course of business, consistent with past practice, and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact the business organization and material relationships of the Company and the Company Subsidiaries and keep available the services of its executive officers and key employees on commercially reasonable terms, and (B) without limiting the generality of the foregoing, the Company shall not, and shall cause the Company Subsidiaries not to:

(a) amend the Company Charter or Company Bylaws, or amend in a manner materially adverse to the Company, any certificate of incorporation or bylaws, or other comparable charter or organizational documents, of the Company Subsidiaries;

(b) issue, sell, dispose of or encumber, or authorize such issuance, sale, disposition or encumbrance of, any Equity Interests, except for the issuance of Shares upon the exercise of Company Stock Options or pursuant to the terms of Company RSUs that are outstanding on the Agreement Date, in each case in accordance with the terms of the applicable award agreement as in effect immediately prior to the Agreement Date;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital or other Equity Interests, except for dividends or other distributions by any direct or indirect wholly-owned Company Subsidiary to its parent, or enter into any Contract with respect to the voting or registration of its share capital or other Equity Interests;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital or other Equity Interests of the Company or any Company Subsidiary except for the acquisition of Shares from holders of (i) Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options or (ii) Company RSUs in full or partial payment of any withholding Tax obligations of such holder upon vesting of any such Company RSU;

(e) sell, transfer, lease, sublease, license, sublicense, mortgage, pledge, encumber, allow to lapse, incur any Lien on (other than a Permitted Lien), or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (including Intellectual Property) except (i) in the ordinary course of business, (ii) pursuant to Contracts in force on the Agreement Date (provided that such Contracts have been made available to Parent prior to the Agreement Date), (iii) dispositions of assets no longer used in the ordinary course of business of the Company’s or the applicable Company Subsidiary’s business as conducted as of the Agreement Date or (iv) dispositions among the Company and the Company Subsidiaries;

(f) acquire any person or other business organization or any division thereof (including by merger, consolidation, acquisition of stock or assets, or any other business combination);

(g) except for intercompany loans between the Company and any of the Company Subsidiaries or between any Company Subsidiaries, (i) repurchase, prepay or incur any indebtedness for borrowed money, (ii) issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, (iii) make any loans, advances or capital contributions to, or investments in, any other person, (iv) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (v) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than the Company or any Company Subsidiary);

(h) enter into, amend in a material manner, waive, renew (other than in the ordinary course of business) or terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the Agreement Date);

(i) make capital expenditures in excess of $2,000,000 in any calendar month, or $6,000,000 in the aggregate during the Pre-Closing Period, for the Company and the Company Subsidiaries, taken as a whole, other than in the ordinary course of business;

(j) except as required by Law or under existing employment or other compensation agreements or arrangements, or to comply with any Plan or any program or policy of the Company, in each case in effect as of the Agreement Date, (i) increase the compensation payable or to become payable to Service Providers, (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former Service Provider, (iii) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the Agreement Date, for the benefit of any Service Provider, (iv) loan or advance any money or other property to any current or former Service Provider, (v) establish, adopt, enter into or amend any collective bargaining agreement or labor union contract, (vi) with respect to any Service Provider whose annual base salary is in excess of $150,000, terminate such Service Provider, except for any termination for cause, or (vii) without providing prior notice to, and consulting on a good faith basis with, Parent, hire new Service Providers and promote non-executive Service Providers, except for any promotion or hiring of an individual with an annual base salary not in excess of $150,000;

(k) other than those matters that are covered in Section 5.01(n), settle any Action, other than settlements involving not more than $200,000 in monetary damages individually (net of insurance proceeds) or waive, release or assign any claims or rights of material value;

(l) exercise discretion with respect to or otherwise voluntarily accelerate the lapse of restriction or vesting of any equity or equity-based awards as a result of the Merger;

(m) change its financial accounting policies or procedures in effect as of January 31, 2017, other than as required by applicable Law or GAAP, or write up, write down or write off the book value of any material assets of the Company or the Company Subsidiaries, other than (i) in the ordinary course of business or (ii) as may be required by applicable Law or GAAP;

(n) (i) make or rescind any material Tax election or change any material method of Tax accounting, (ii) settle or compromise any material Tax liability, (iii) amend any material Tax Return, (iv) enter into any closing agreement with respect to any Tax or (v) waive or extend the statute of limitations with respect to the assessment or determination of Taxes;

(o) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(p) prior to the date that is seventy-five (75) days following the date of this Agreement, take any action described in Section 5.01(p) of the Company Disclosure Schedule (it being understood that, following such time, notwithstanding anything to the contrary in this Section 5.01, the Company or any Company Subsidiary is permitted to take any action described in Section 5.01(p) of the Company Disclosure Schedule without Parent’s prior written consent); or

(q) authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02 Control of Operations. Without limiting Section 5.01, nothing contained in this Agreement shall (a) give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries prior to the Effective Time, or (b) restrict the Company or the Company Subsidiaries from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Company and the Company Subsidiaries.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Offer Documents, the Schedule 14D-9 and any Other Filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Material Contracts, in connection with any of the Transactions and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information required in connection therewith or with the Offer Documents, the Schedule 14D-9 or any Other Filings.

SECTION 6.02 Access to Information; Confidentiality.

(a) Except as otherwise prohibited by applicable Law, the terms of any Contract entered into prior to the Agreement Date or as would be reasonably expected to violate or result in the loss of any attorney-client (or other legal) privilege, during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries to): (i) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, Employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request. Notwithstanding the foregoing, the Company shall not be obligated to provide such access or information to the extent doing so would (A) violate applicable Law, (B) violate any of its or its Affiliates’ respective obligations with respect to confidentiality (provided that the Company shall use its commercially reasonable efforts to obtain consent to provide such information), (C) relate to the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction between the Company and any other person or (D) jeopardize the protection of an attorney-client privilege or attorney work product protection

(provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result in a loss of such privilege, including to the extent requested by Parent and, if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege). Notwithstanding anything herein to the contrary, Parent and Purchaser shall not, and shall cause their respective Representatives not to, contact any customer, partner, vendor or supplier of the Company in connection with the Transactions without the Company’s prior written consent, and Parent and Purchaser acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company.

(b) The Parties acknowledge that an affiliate of Parent and Purchaser, Dassault Systèmes S.E., and the Company have previously executed a confidentiality agreement, dated as of July 1, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Parent and Purchaser hereby agree to be bound by the Confidentiality Agreement as if parties thereto. All information furnished pursuant to Section 6.02(a) shall be deemed “Evaluation Material” (as defined in the Confidentiality Agreement) and be governed by the terms of the Confidentiality Agreement.

SECTION 6.03 No Solicitation.

(a) The Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) the Company’s Representatives to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and shall request the prompt return or destruction of all confidential information previously furnished to any person in connection therewith in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic data room access previously granted to any such person, its Affiliates or Representatives. The Company shall not, and shall cause each of the Company Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of the Company Subsidiaries is a party, and the Company shall, and shall cause the Company Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may grant a waiver of, and shall not be obligated to enforce, any such provision (y) to the extent required to permit a party to submit an Acquisition Proposal and (z) if the Company Board (or any committee thereof) has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b) Except as expressly permitted by this Section 6.03, during the period between the Agreement Date and the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company agrees that it shall not and shall cause each Company Subsidiary and any of the officers, directors or employees of it or any Company Subsidiary not to, and shall instruct (and use its reasonable best efforts to cause) the other Representatives of the Company not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage any inquiries or the submission of any Acquisition Proposal or any inquiry or proposal that would be reasonably expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any person regarding any Acquisition Proposal, other than for the sole purpose of informing such person of the provisions set forth in this Section 6.03, (iii) furnish to any person any non-public information in connection with, or for the purpose of initiating, facilitating or encouraging, any inquiries, proposals or offers that constitute, or could be reasonably expected to lead to, an Acquisition Proposal, (iv) otherwise initiate, facilitate or encourage any effort or attempt to make an Acquisition Proposal, or any inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal, or (iv) execute or enter into any Acquisition Agreement; provided that, notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board (or any committee thereof) so long as (x) the Company Board has determined in good faith (after consultation with outside legal counsel) that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (y) the Company promptly notifies Parent of any such waiver, amendment or release; provided, further, that, prior to the Acceptance Time, in response to a bona fide written Acquisition Proposal, which Acquisition Proposal was not solicited by the Company and did not result from a breach (or deemed breach within the meaning of Section 6.03(h) below) of this Section 6.03, the Company may, subject to (A) the Company Board (1) determining in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal and (2) determining in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, (B) the Company providing written notice to Parent of the determination referenced in clause (A), and (C) the Company receiving from such person an executed Acceptable Confidentiality Agreement, furnish information with respect to the Company to the person making such Acquisition Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that any such information that is provided or made available to the person making such Acquisition Proposal shall, to the extent not previously provided to Parent, be provided or made available to Parent prior to or substantially concurrently with such information being provided to such person making such Acquisition Proposal) and participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly following its execution.

(c) The Company shall promptly (and in any event within 24 hours) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any Representatives of the Company concerning an Acquisition Proposal and (ii) disclose to Parent the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of such Acquisition Proposal or any such inquiry, offer, proposal or request). The Company shall, promptly upon receipt or delivery thereof (and in any event within 24 hours), provide Parent (and its outside counsel) with copies of versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the person making such Acquisition Proposal) relating to such Acquisition Proposal, in each case exchanged between the Company, on the one hand, and the person making such Acquisition Proposal or any of its Representatives, on the other hand. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d) Except as expressly set forth in Section 6.03(e), neither the Company nor the Company Board (or any committee thereof), shall, and neither shall publicly propose to: (i) withhold, withdraw or modify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) approve or recommend any Acquisition Proposal, (iii) enter into any Acquisition Agreement or (iv) refrain from recommending against (and reaffirming the Company Board Recommendation) any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof (any such action, other than those set forth in the preceding clause (iii), an “Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time and so long as the Company is not in breach (or deemed breach within the meaning of Section 6.03(h) below) of this Section 6.03, the Company Board may effect an Adverse Recommendation Change (and in respect of the immediately following clause (x), cause the Company to terminate this Agreement by written notice to Parent of such termination (so long as, prior to, and as a condition to the effectiveness of, such termination, the Company pays to Parent the Company Termination Fee)), if (x) the Company receives an unsolicited, written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law or (y) an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that:

(i) prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal, (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, (B) the Company has provided Parent a copy of all proposed definitive agreements (including all financing documents, if applicable) with respect to such Superior Proposal and all of the information that is specified in Section 6.03(c) with respect to such Superior Proposal, (C) if requested to do so by Parent, for a period of five (5) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such five (5) calendar day period, the Company Board (after consultation with its outside legal counsel and financial advisor) shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such five (5) calendar day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change in connection therewith would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above and require the Company to again comply with the requirements of this Section 6.03(e)(i)) with respect to any such new notice, but with respect to any such subsequent notices references herein to a “five (5) calendar day period” shall be deemed references to a “three (3) calendar day period”); and

(ii) prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of five (5) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such five (5) calendar day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such five (5) calendar day period and after consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change would still be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement (including nothing contained in Section 6.08) shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the holders of Shares if the Company Board determines (after consultation with its outside legal counsel) that its failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, any Adverse Recommendation Change may only be made in accordance with Section 6.03(e). For the avoidance of doubt, neither a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act nor a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including a reaffirmation) shall not be deemed an Adverse Recommendation Change.

(g) Except as set forth in Section 8.03(e) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i) “Acquisition Proposal” means any oral or written proposal or offer for a transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange

Act), directly or indirectly, of more than twenty percent of the outstanding Shares, or any tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning, directly or indirectly, more than twenty percent of the outstanding Shares; (ii) a merger, consolidation, joint venture, business combination, share exchange, recapitalization, or other similar transaction involving the Company pursuant to which any person or group (or the stockholders of any person or group) would beneficially own, directly or indirectly, twenty percent or more of the outstanding Company Common Stock or twenty percent or more of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power); (iii) a sale, transfer, acquisition or disposition, directly or indirectly, of more than twenty percent of the consolidated assets of the Company and its Subsidiaries, taken as a whole (whether based on the fair market value, revenue generation or net income), including in any such case through the acquisition of one or more Subsidiaries owning such assets; or (iv) a liquidation, dissolution or other winding up of the Company and its Subsidiaries, taken as a whole.

(ii) “Intervening Event” means any material event, circumstance, change, effect, development or condition (other than an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal) that was not known or reasonably foreseeable by the Company Board as of the Agreement Date (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the Agreement Date).

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal made by any person or group (other than Parent or Purchaser) after the Agreement Date, which Acquisition Proposal did not result from a breach (or deemed breach within the meaning of Section 6.03(h) below) of this Section 6.03, that (1) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, fifty percent or more of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries taken as a whole, (2) is on terms that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s stockholders from a financial point of view than the Transactions (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 6.03(e)(i)) and (3) the Company Board determines (after consultation with its financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms in a reasonable period of time (as compared to the Transactions), taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal.

(h) Without limiting the foregoing, it is agreed that in the event any Representative of the Company or any Company Subsidiary takes any action, on behalf of the Company, which, if taken by the Company, would constitute a breach of this Section 6.03, and the Company does not take reasonable action to seek to cure such breach within two (2) Business Days of the earlier of (x) the date on which the Company receives written notice from Parent or Purchaser of such breach and (y) the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 6.03.

SECTION 6.04 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all indemnification agreements between the Company or any Company Subsidiary and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Charter or the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would affect adversely in any material respect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any Company Subsidiary.

(b) For a period of six (6) years after the Effective Time, the Surviving Company shall to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any Company Subsidiary, occurring on or before the Effective Time, and to the fullest extent permitted by Law, the Surviving Company shall pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, (i) subject to the undertaking described in the previous sentence, the Surviving Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, promptly after statements therefor are received, (ii) the Surviving Company shall not settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iii) the Surviving Company shall cooperate in the defense of any such matter; provided, however, that the Surviving Company shall not be liable for any settlement effected without the Surviving Company’s written consent

(which consent shall not be unreasonably withheld, conditioned or delayed); provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The rights of each Indemnified Party under this Section 6.04(b) shall be in addition to any rights such person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company and the Surviving Company or any of their Subsidiaries, or under any Law or under any indemnification agreement of any Indemnified Party with the Company or any Company Subsidiary.

(c) For a period of six years after the Effective Time, Parent shall cause the Surviving Company to maintain in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a true and complete copy of which has been previously made available to Parent) with coverage in amount and scope at least as favorable, in the aggregate, to such persons as the coverage under the Company’s existing directors’ and officers’ liability insurance policy; provided, that in no event shall Parent or the Surviving Company be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to 250% of the annual premium currently paid by the Company for such coverage; provided further that, if the annual premium of such insurance coverage exceeds such amount, Parent shall cause the Surviving Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At Parent’s option, Parent may purchase prior to the Effective Time a six-year prepaid “tail policy” covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy, in which case Parent and the Surviving Company shall be relieved of their obligations pursuant to the immediately preceding sentence; provided, that if a prepaid policy has been obtained prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such policy in full force and effect for its full term, and continue to honor the obligations thereunder.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.04.

(e) The provisions of this Section 6.04 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and his or her heirs and Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims under such policies. The obligations of Parent and the Surviving Company under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.04).

SECTION 6.05 Employee Benefits Matters.

(a) Parent hereby agrees that, for a period of 12 months immediately following the Effective Time, it shall, or it shall cause the Surviving Company and its Subsidiaries to, provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, an “Employee”) with (i) a base salary, commissions and annual bonus that are substantially comparable, in the aggregate, to those provided to such Employee as of immediately prior to the Effective Time and (ii) employee benefits (excluding equity-based compensation) that are substantially comparable, in the aggregate, to those provided to (1) Employees by the Company or the Company Subsidiaries as of immediately prior to the Effective Time or (2) similarly situated employees of Parent or any of its Affiliates as of immediately prior to the Effective Time.

(b) Employees shall receive credit for vesting and eligibility purposes under any employee benefit plan, program or arrangement established or maintained by Parent (but not for purposes of benefit accruals under a defined benefit pension plan), the Surviving Company or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Company Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Plan of the Company prior to the Effective Time.

(c) Nothing contained in this Agreement is intended to be treated as an amendment of any particular Plan, or to create any third-party beneficiary rights in any Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall alter or limit the ability of Parent or the Surviving Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or to terminate the employment of any Employee.

SECTION 6.06 Further Action.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to compliance with applicable Law) to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions, including (i) using reasonable best efforts to obtain from any Governmental Authority or any other third party any authorizations, consents, Orders, approvals, licenses, permits or waivers required to be obtained or made by any of the Parties or any of their respective Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, as promptly as practicable after the Agreement Date, (ii) making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement and the Transactions required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law and (iii) executing or delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other in connection with the making of all such filings and shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Offer Documents and the Schedule 14D-9) in connection with the Transactions. For the avoidance of doubt, Parent and the Company agree that nothing contained in this Section 6.06(a) shall modify or affect their respective rights and responsibilities under Section 6.06(b).

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than ten Business Days after the Agreement Date, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Transactions; and (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may be requested by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority in connection with the Transactions, as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period; and (iv) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Authority as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transactions; provided that Parent, Purchaser, any of their respective Affiliates, the Company and the Company Subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on Parent, Purchaser, any of their respective Affiliates, the Company or the Company Subsidiaries, only in the event the Closing occurs.

(c) Without limiting the generality of anything contained in this Section 6.06, each Party shall: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry or Action by any Governmental Authority with respect to the Transactions; (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry or Action; (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Transactions, or regarding any such request, inquiry or Action, and provide a copy of all written communications, correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; and (iv) pull and re-file any notice under the HSR Act only if the other Parties agree. None of the Parties shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), Action or other inquiry relating to the Transactions unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting, telephone call or discussion. Subject to applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other Parties (provided that such counsel shall not disclose such information to such other Parties and shall enter into a joint defense agreement with the providing Party).

(d) Notwithstanding anything to the contrary contained in this Agreement, Parent, after, to the extent practicable, prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances, including in connection with the determination of any actions to be taken under Section 6.06(b), and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition or investment review clearances.

(e) Neither Parent nor Purchaser shall, nor shall they permit their respective Subsidiaries and Affiliates to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially delay or materially and adversely affect Parent’s or Purchaser’s ability to: (i) obtain the timely expiration or termination of the waiting period under the HSR Act or (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions.

SECTION 6.07 Obligations of Parent and Purchaser. Parent hereby unconditionally guarantees the due, prompt and faithful payment, performance and discharge by Purchaser of, and the compliance by Purchaser with, all of the covenants, agreements, obligations and undertakings of Purchaser under this Agreement in accordance with the terms of this Agreement. Parent covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Purchaser hereunder and agrees to be liable for any breach of this Agreement by Purchaser.

SECTION 6.08 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company; provided, however, that each Party may issue its own press release relating to this Agreement in lieu of a joint press release in the event that (i) such Party is required by applicable Law or the requirements of NASDAQ or Euronext Paris to issue a press release relating to this Agreement or (ii) the Parties fail to agree on the text of a joint press release; provided, further, in the event that the Parties issue their own respective press releases in lieu of a join press release, the issuing Party shall use its reasonable efforts to consult with the other Party before issuing such press release. Thereafter until the Effective Time, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided that a Party may, without the prior consent of the other Parties, issue such press release or make such public statement (A) to the extent the press release or public statement contains information that is consistent with previous releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) in accordance with this Section 6.08, or (B) as may be required by Law, Order or the applicable rules of NASDAQ or Euronext Paris, in which case the issuing Party shall use its reasonable efforts to consult with the other Party before issuing any press release or making any such public statements, except with respect to the matters described in, and subject to the requirements of, Section 6.03, Section 8.01 and Section 8.03, or in connection with any dispute between the Parties regarding this Agreement.

SECTION 6.09 Transfer Taxes. Except as set forth in Section 2.02(b), Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes that become payable in connection with this Agreement or the Transactions. Notwithstanding anything to the contrary herein, except as set forth in Section 2.02(b), each of Parent and the Surviving Company agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

SECTION 6.10 Stockholder Litigation. Unless and until this Agreement is terminated in accordance with Article VIII, the Company shall promptly advise Parent in writing of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions and shall on an ongoing basis keep Parent reasonably informed regarding and provide with Parent with opportunity to participate in the defense or settlement of any such stockholder litigation; provided that the Company shall control such defense and this Section 6.10 shall not give Parent the right to direct such defense; provided, however, that no settlement of any such litigation shall be agreed to without Parent’s consent. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Foley Hoag LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any stockholder litigation.

SECTION 6.11 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover Law is or may become applicable to the Offer or the Merger or the other Transactions, the Company and Company Board shall grant all such approvals and take all such actions as are necessary or advisable so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Law on the Transactions.

SECTION 6.12 Notification of Certain Matters. At any time after the Agreement Date, each of Parent and the Company shall give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) (i) if, (A) with respect to the Company, any fact, event or circumstance occurs or exists that has had or would reasonably be expected to result in a Company Material Adverse Effect, (B) with respect to Parent or Purchaser, any fact, event or circumstance occurs or exists that has had or would reasonably be expected to result in a Parent Material Adverse Effect, or (C) any fact, event or circumstance occurs or exists that is reasonably likely to result in any of the conditions set forth in Article VII or Annex I not being able to be satisfied prior to the Outside Date or is reasonably likely to prevent or materially delay the consummation of the Transactions; (ii) upon receipt of any written notice to the receiving Party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions and the pursuit of such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the Transactions; or (iii) upon receipt of any notice or other communication from any Governmental Authority, NASDAQ or Euronext Paris (or any other securities market) in connection with the Transactions. No notice given by any Party pursuant to this Section 6.12 shall (x) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement or (y) be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty. The failure to comply with this Section 6.12 will not constitute the failure of any condition set forth in Article VII or Annex I to be satisfied unless the underlying event would independently result in the failure of such a condition to be so satisfied.

SECTION 6.13 Section 16 Matters. Prior to the Acceptance Time, the Company Board, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition of equity securities of the Company pursuant to this Agreement by any individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act shall be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

ARTICLE VII

CLOSING CONDITIONS

SECTION 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) of the following conditions:

(a) Offer. Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

(b) No Order. No Governmental Authority of competent jurisdiction in a Specified Jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger or the other Transactions on the terms contemplated by this Agreement.

ARTICLE VIII

TERMINATION

SECTION 8.01 Termination. This Agreement may be terminated, and the Offer, the Merger and the other Transactions may be abandoned (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Acceptance Time shall not have occurred on or before February 27, 2018 (the “Outside Date”); provided, however, that if on the Outside Date, (x) Purchaser is not then required to accept for payment validly tendered Shares pursuant to paragraph (b) of Annex I and (y) none of the conditions specified in paragraph (c)(i), (c)(ii), (c)(iii) or (c)(iv) of Annex I shall have occurred and then be continuing, then either Parent or the Company may extend the Outside Date to April 27, 2017 and such date shall become the Outside Date for purposes of this Agreement; and provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party whose material breach of this Agreement has been the primary cause or primarily resulted in the failure of the Acceptance Time to occur on or before the Outside Date;

(ii) if the Offer (as it may have been extended pursuant to Section 1.01) expires as a result of the non-satisfaction of any Offer Condition or is terminated or withdrawn pursuant to its terms without any Shares being accepted for payment thereunder; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any Party whose breach of this Agreement has been the primary cause or primarily resulted in the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer pursuant to its terms without any Shares being accepted for payment thereunder; or

(iii) if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to any Party whose breach of this Agreement has been the primary cause or primarily resulted in the issuance of such decision, injunction, decree, ruling, Law or Order;

(c) by the Company prior to the Acceptance Time:

(i) if, for any reason, Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within twenty (20) Business Days after the Agreement Date, provided that the Company may not terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company has not provided Purchaser with a Schedule 14D-9 that the Company is prepared to file, without further revisions;

(ii) if the Company Board determines to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.03; provided that (A) the Company shall have complied with its obligations under Section 6.03 and (B) prior to or substantially concurrently, and as a condition to the effectiveness of such termination, the Company has paid to Parent the Company Termination Fee; or

(iii) if Parent or Purchaser shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) shall have had a Parent Material Adverse Effect and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (1) thirty (30) calendar days after written notice thereof is given by the Company to Parent and (2) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(iii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by Parent prior to the Acceptance Time:

(i) if the Company Board shall have effected an Adverse Action;

(ii) if the Company or any Company Subsidiary enters into an Acquisition Agreement;

(iii) if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any Offer Condition and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (1) thirty (30)

calendar days after written notice thereof is given by Parent to the Company and (2) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(iii) if either Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(iv) if the Company shall have (A) intentionally breached its obligations pursuant to Section 6.03, (B) intentionally failed to take any action necessary to avoid a deemed breach under Section 6.03(h) or (C) intentionally taken any action to cause a deemed breach under Section 6.03(h); or

(v) if there has been a Company Material Adverse Effect since the Agreement Date.

SECTION 8.02 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.01 shall, subject to Section 8.01(c)(ii), be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any Party, except that this Section 8.02, Section 6.02(b), Section 8.03 and Article IX shall remain in full force and effect and nothing herein (including Section 8.03) shall relieve any Party from liability for any fraud or intentional breach of any representation, warranty, covenant or other agreement contained in this Agreement prior to the date of such termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “intentional breach” or “intentionally breached” shall mean (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching Party, which breach would give rise to the failure of any Offer Condition, and (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or material failure to perform, that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act is a material breach of this Agreement.

SECTION 8.03 Fees and Expenses.

(a) Subject to Section 8.03(b), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, whether or not the Offer, the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement, except for Expenses incurred in connection with filings under the HSR Act and any other applicable Antitrust Laws, all of which shall be paid by Parent. “Expenses,” as used in this Agreement, shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a

Party and its Affiliates) incurred (whether or not billed) at any time (whether before or after the Agreement Date) by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, and in the case of Parent, with respect to its due diligence investigation of the Company and the Company Subsidiaries.

(b) If this Agreement shall be terminated:

(i) by the Company pursuant to Section 8.01(c)(ii), then the Company shall pay Parent the amount of $12,000,000 (the “Company Termination Fee”);

(ii) by Parent pursuant to Section 8.01(d)(i), Section 8.01(d)(ii) or Section 8.01(d)(iv), then the Company shall pay to Parent the Company Termination Fee; or

(iii) by (x) Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) or (y) by Parent pursuant to Section 8.01(d)(iii), then, in case of either clause (x) or (y), if (A) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public and (B) within twelve (12) months after the Termination Date, the Company or any Company Subsidiary enters into a definitive agreement with respect to any Acquisition Proposal which is subsequently consummated or consummates any Acquisition Proposal (in each case, whether or not such Acquisition Proposal is the same Acquisition Proposal described in clause (A) above), then the Company shall pay Parent the Company Termination Fee, which payment shall be made by wire transfer of immediately available funds within one (1) Business Day of the consummation of any Acquisition Proposal, in each case, as referred to in clause (B) above.

(iv) For the avoidance of doubt, in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of the Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.

(c) If this Agreement shall be terminated by the Company or Parent pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) (in the case of Section 8.01(b)(ii), as a result of any Order, decree or ruling or action pursuant to or arising under the HSR Act or any other Antitrust Law) and as of the Termination Date, (i) Purchaser is not then required to accept for payment validly tendered Shares pursuant to paragraph (b) of Annex I and (ii) none of the conditions specified in paragraph (c)(ii), (c)(iii) or (c)(iv) of Annex I shall have occurred and then be continuing, then Parent shall pay the Company the amount of $24,000,000 (the “Parent Termination Fee”).

(d) The Company Termination Fee payable by the Company hereunder shall be paid to Parent or its designee by the Company in immediately available funds: (i) concurrently with a termination of this Agreement by Parent pursuant to Section 8.01(d)(ii), (ii) prior to or concurrently with, and as a condition to the effectiveness of, a termination of this Agreement by the Company pursuant to Section 8.01(c)(ii), (iii) within two (2) Business Days after a termination of this Agreement by Parent pursuant to Section 8.01(d)(i) or Section 8.01(d)(iv). The payment to Parent or its designees of the Company Termination Fee shall, subject always to Section 8.02(b), be the sole and exclusive remedy (other than in the event of a termination pursuant to Section 8.01(d)(iii) or Section 8.01(d)(iv) in the event of an intentional breach by the Company) of Parent for any loss suffered by Parent or Purchaser as a result of the failure of the Transactions to be consummated to the extent paid and upon such payment in accordance with this Section 8.03, the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the Transactions. The Parent Termination Fee payable by Parent hereunder shall be paid to the Company or its designee by Parent in immediately available funds within two (2) Business Days after a termination of this Agreement by either Party pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii). In no event shall either of the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the Parties agree that the payment of the Company Termination Fee, with respect to Parent, and the Parent Termination Fee, with respect to the Company, shall, subject to Section 8.02(b) and the second sentence of this Section 8.03(d), be the sole and exclusive remedy available to the Parties with respect to the termination of this Agreement and the failure of the Transactions to be consummated. In the event that this Agreement is terminated in accordance with Section 8.01 and any such payment becomes due and payable and is paid by the Company or Parent, as the case may be, upon such payment in accordance with this Section 8.03, such Party (and such Party’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to the other Parties under this Agreement.

(e) For purposes of Section 8.03(b)(iii), Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(g)(i), except that references to 20% in the definition thereof shall be deemed to be references to 50%.

(f) The Parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if either of the Company or Parent fails to pay when due any amount pursuant to this Section 8.03, then such Party shall (i) reimburse the other Party for all Expenses incurred in connection with the collection of such overdue amount and the enforcement by such other Party of its rights under this Section 8.03, and (ii) pay such other Party interest on such overdue amount from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate, instrument or other documents delivered pursuant hereto shall terminate at the Effective Time.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by email transmission (upon confirmation of receipt and provided that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day) to the respective Parties at the following coordinates (or at such other coordinates for a Party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to Parent or Purchaser:

3DS Acquisition 3 Corp. 175 Wyman Street Waltham, MA 02451
Attention: Matthew L. Vittiglio
Email: matthew.vittiglio@3ds.com

with a copy (which shall not constitute notice) to:

Dassault Systèmes SE 10 rue Marcel Dassault, CS 40501 78946 Vélizy-Villacoublay Cedex, France
Attention: Etienne Lafougère Florian Simon
Email: etienne.lafougere@3ds.com; florian.simon@3ds.com

and

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attention: Robert M. Katz
Email: rkatz@shearman.com

(b)	if to the Company:

55 Network Drive Burlington, MA 01803
Attention: Stephen A. Remondi
Email: steve@exa.com

with a copy (which shall not constitute notice) to:

Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, MA 02210
Attention: Joseph J. Basile, Esq.
John D. Patterson, Jr., Esq.
Email: jbasile@foleyhoag.com jpatterson@foleyhoag.com

SECTION 9.03 Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not materially less restrictive, in the aggregate, to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) shall include a “standstill” restriction that is similar in scope to the “standstill” restrictions in the Confidentiality Agreement, without application of any “fall-away” provisions contained therein, but such restrictions need not prohibit the making of any confidential Acquisition Proposal to the Company or the Company Board (or any committee thereof), and (ii) shall not provide for an exclusive right to negotiate with the Company and shall not restrict the Company from complying with any term or condition of this Agreement, including the provisions of Article VI. Notwithstanding the foregoing, a person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of this Agreement.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal.

“Adverse Action” means that the Company or the Company Board shall have (i) effected an Adverse Recommendation Change, (ii) failed to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents, (iii) refused to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation (including in the event of an Acquisition Proposal having been publicly disclosed (other than pursuant to a commenced tender or exchange offer)) within two (2) Business Days after such request, or (iv) formally resolved to take or publicly announced an intention to take, any of the foregoing actions.

“Affiliate” means, with respect to any person, shall mean any other person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Corruption Laws” means the FCPA, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company or any Company Subsidiary conducts business.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in Boston, Massachusetts, New York, New York or Paris, France.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means (a) licenses of (and covenants not to sue regarding) Intellectual Property or Information Technology by the Company or a Company Subsidiary to third parties, (b) licenses of (and covenants not to sue regarding) Intellectual Property or Information Technology by third parties to the Company or a Company Subsidiary, (c) agreements between the Company or a Company Subsidiary and third parties relating to the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites and (d) consents, settlements, decrees, orders, injunctions, judgments, or rulings governing the use, validity or enforceability of Owned Intellectual Property or owned Company IT Assets.

“Company IT Assets” means Information Technology used or held for use by the Company or the Company Subsidiaries, including Software embedded in hardware devices or that is part of, is distributed with, or is otherwise used by the Company or the Company Subsidiaries in the design, development, manufacturing, production, distribution, testing, maintenance or support of Company Products.

“Company Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with any other event, circumstance, change, condition, occurrence or effect, (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) has a material adverse effect on, or prevents or materially delays, the ability of the Company to consummate the Transactions; provided, however, that, in the case of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect: (i) any event, circumstance, change, condition, occurrence or effect resulting from or relating to (A) a change in general economic, political, regulatory, business, economic, financial, credit or capital market conditions, including interest or exchange rates, (B) a change in the general conditions in the industries in which the Company and the Company Subsidiaries operate, (C) any change or proposed change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof) or required by any change or proposed change in applicable Law after the Agreement Date, (D) any adoption, implementation, promulgation, repeal or modification, or any proposal with respect thereto, of any applicable Law after the Agreement Date, (E) any outbreak, escalation or acts of terrorism, insurrection, armed hostility or war, (F) the announcement of the execution of this Agreement or the pendency of the Transactions (provided that the exceptions in this clause (F) shall not apply to any representations or warranties contained in Section 3.05), including any loss or adverse change in the relationship of the Company or any Company Subsidiary with their respective employees, customers or suppliers related thereto, (G) any Action made or brought by any holder of Shares (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement or the Transactions, (H) compliance with the express terms of, the taking of any action expressly required by, or the forbearance from taking any action expressly prohibited by this Agreement (excluding the requirement that the Company operate in the ordinary course of business) or the taking of any action consented to or requested in writing by Parent prior to the taking of such action, or (I) the matters set forth in the SEC Reports and the Company Disclosure Schedule; provided further that the exceptions set forth in (A), (B), (C), (D) and (E) of this clause (i) shall apply only to the extent that such event, circumstance, change, condition, occurrence or effect does not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and the Company Subsidiaries operate; or (ii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period, any changes in credit ratings or analysts’ recommendations or ratings with respect to the Company or the Company Common Stock, or a decline in the price or trading volume of the Shares (provided that, except as otherwise provided in this definition, the underlying causes of such failure, change or decline may be considered in determining whether there is a Company Material Adverse Effect).

“Company Products” means any and all products and services marketed, sold, offered for sale, or otherwise commercially out-licensed, imported, exported, provided or distributed by or on behalf of the Company or any of the Company Subsidiaries.

“Company Stock Plans” means the 1999 Series G Convertible Preferred Nonqualified Stock Option Plan, the 2005 Series G Convertible Preferred Stock Incentive Plan, the 2007 Stock Incentive Plan, the 2011 Employee Stock Purchase Plan, the 2011 Stock Incentive Plan, and the 2017 Stock Incentive Plan, in each case as amended through the Agreement Date.

“Contract” means any legally binding contract, agreement, sales or purchase order, note, bond, mortgage, indenture, Lease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by Contract or credit arrangement or otherwise.

“Copyrights” means works of authorship and copyrights (including copyrights in Software) and copyrightable subject matter, moral rights, mask work rights, database rights and each case, whether or not registered, and registrations and applications for registration thereof.

“Euronext Paris” means the Euronext Paris Stock Exchange.

“Export Control Laws” means the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and Laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of the Company, together with all such securities which the Company would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not vested or then convertible, exchangeable or exercisable.

“Information Technology” means any tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines, technical data and hardware), Software and telecommunications systems, and all user manuals and training materials relating to or embodying any of the foregoing or documentation upon which any of the foregoing is recorded.

“Intellectual Property” means, in any jurisdiction worldwide, all intellectual property rights or proprietary rights of any kind, including such rights in or to: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Software; (v) Know-How and confidential and proprietary information; (vi) all renewals and extensions of the foregoing, (vii) all rights of privacy and publicity; and (viii) all rights to bring an action for past, present, and future infringement, misappropriation or other violation of rights and to receive damages, proceeds or other legal or equitable protections and remedies with respect to any of the foregoing.

“Know-How” means processes, methods, designs, formulae, technical information, business information, studies, data, trade secrets, know-how, inventions and any rights therein, drawings, blueprints, designs, quality assurance and control procedures, design tools, simulation capability, manuals and technical information (whether or not provided to employees, customers, suppliers, agents or licensees), records, books or other indications of the foregoing.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge of the individuals identified in Schedule 9.03, in each case, including the knowledge that any such individuals would reasonably be expected to discover or become aware of in the course of the reasonable conduct of his or her duties.

“Law” means any federal, state, local or foreign (non-United States) law, statute, ordinance, rule, regulation, standard or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of the Company Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of the Company Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Licensed Intellectual Property” means Intellectual Property that the Company or a Company Subsidiary is licensed or otherwise permitted to use by any person pursuant to the Company IP Agreements.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, hypothecations, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“NASDAQ” means the NASDAQ Stock Market.

“Order” means, with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Other Filings” shall mean all filings made by, or required to be made by, the Company with the SEC, other than the Schedule 14D-9.

“Owned Intellectual Property” means Intellectual Property owned by the Company or a Company Subsidiary.

“Parent Material Adverse Effect” means any event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with any other event, circumstance, change, condition, occurrence or effect, has a material adverse effect on, or prevents or materially delays, the ability of Parent or Purchaser to consummate the Transactions.

“Patents” means patents, statutory invention registrations, industrial designs, Community designs and other designs, and applications for any of the foregoing (including provisional applications), including continuations, continuations-in-part, divisionals, reissues, re-examinations, and substitutions.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (a) Liens for Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any real property occupied by the Company or any Company Subsidiary which are not violated in any material respect by the current use and operation of such real property, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of any real property occupied by the Company or any Company Subsidiary in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities Laws, (g) any Liens caused by state statutes and/or principles of common law and specific agreements within leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises, and (h) such other Liens or defects or imperfections of title that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, defect or imperfection.

“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity, or any Governmental Authority.

“Principal Customer” means the ten (10) largest customers of the Company and the Company Subsidiaries based on revenues received from such persons by the Company and the Company Subsidiaries for the fiscal year ended January 31, 2017. For the avoidance of doubt, when determining the revenues for each customer, such amount will be based on the revenues received from such customer and all of its Affiliates.

“Principal Supplier” means the ten (10) largest suppliers of the Company and the Company Subsidiaries based on the consolidated cost of goods and services paid to such persons by the Company and the Company Subsidiaries for the fiscal year ended January 31, 2017. For the avoidance of doubt, when determining the consolidated cost of goods and services paid to each supplier, such amount will be based on the consolidated cost of goods and services paid to such supplier and all of its Affiliates.

“Public Software” means any Software that contains, or is derived in any manner from, in whole or in part, any Software that is distributed as freeware, shareware, open source Software (e.g., Linux) or similar licensing or distribution models that (i) require the licensing or distribution of source code to any other person, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any Software, (iii) except as specifically permitted by applicable Law, allow any person to decompile, disassemble or otherwise reverse engineer any Software, or (iv) require the licensing of any Software to any other person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License (E) the Sun Community Source License (SCSL); (F) the Sun Industry Standards License (SISL); (G) the BSD License; (H) Red Hat Linux; (I) the Apache License; and (J) any other license or distribution model described by Open Source Initiative as set forth on www.opensource.org.

“Registered Intellectual Property” means Intellectual Property issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Representatives” of any person shall mean the officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives of such person or any of its Subsidiaries, acting in such capacity.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each Company Subsidiary.

“Software” means all software in any form, including (i) computer programs, applications (including mobile applications for iOS and Android) and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and (ii) development and design tools, library functions, application program interfaces, and compilers.

“Specified Jurisdiction” means the United States of America, Austria and Germany.

“Subsidiary” or “Subsidiaries” of any person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such person or by one of more other Subsidiaries of such person, (ii) a partnership of which such person, or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other person (other than a corporation, partnership or limited liability company) in which such person or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Tax” or “Taxes” means any federal, state, local and foreign taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated and other similar taxes of any kind whatsoever and, to the extent in the nature of a tax, any other assessment, fee, duty, levy or other charge imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto.

“Tax Returns” means any returns (including information returns), reports or declarations relating to Taxes that are required to be filed with any Governmental Authority, including any attachment thereto and any amendment thereof.

“Trademarks” means any trademark, service mark, trade dress, trade name, business name, brand name, slogan, logo, Internet domain name, or other indicia of origin, whether or not registered, including all common law rights therein, and registrations and applications for registrations thereof, and all goodwill connected with the use of or symbolized by any of the foregoing.

“Virus” means any virus, malware, trojan horse, worm, back door, time bomb, drop dead device or other routine, contaminant or effect designed to disable, disrupt, erase, enable any person to access without authorization, or otherwise adversely affect the functionality of any Software or other Information Technology.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	§1.01(d)
Acquisition Proposal	§6.03(g)(i)
Action	§3.10
Adverse Recommendation Change	§6.03(d)
Affiliate Transaction	§3.21
Agreement	Preamble

Defined Term	Location of Definition
Agreement Date	Preamble
Book-Entry Shares	§2.02(b)
Certificate	§2.02(b)
Certificate of Merger	§1.05
Closing	§1.04
Closing Date	§1.04
COBRA	§3.11(d)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	§3.02
Company Charter	§1.03(b)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Financial Advisor	§3.26
Company RSU	§2.03(a)
Company Stock Option	§2.03(a)
Company Subsidiary	§3.01(b)
Company Termination Fee	§8.03(b)(i)
Confidentiality Agreement	§6.02(b)
Data Room	§9.04(a)
DGCL	Recitals
Dissenters Rights	§2.04(a)
Dissenting Shares	§2.04(a)
DOJ	§6.06(b)
Effective Time	§1.05
Employee	§6.05(a)
Environmental Laws	§3.18(a)(ii)
Equity Interests	§3.03(b)
ERISA	§3.10(a)
Exchange Act	Recitals
Excluded Shares	§2.01(a)
Expenses	§8.03(a)
Expiration Date	§1.01(a)
FTC	§6.06(b)
GAAP	§3.07(b)
Governmental Authority	§3.05(b)
Hazardous Materials	§3.18(a)(iii)
HSR Act	§3.05(b)
Indemnified Parties	§6.04(a)
Initial Expiration Date	§1.01(a)
Intervening Event	§6.03(g)(ii)
IRS	§3.10(b)
Latest Balance Sheet	§3.08(d)(i)
Material Contracts	§3.15(a)

Defined Term	Location of Definition
Merger	Recitals
Merger Agreement	Annex I
Merger Consideration	§2.01(a)
Minimum Condition	Annex I
Offer	Recitals
Offer Conditions	§1.01(a)
Offer Documents	§1.01(f)
Offer Price	Recitals
Offer to Purchase	§1.01(f)
Opinion	§3.26
Outside Date	§8.01(b)(i)
Parent	Preamble
Parent Termination Fee	§8.03(c)
Party	Preamble
Paying Agent	§2.02(a)
Payment Fund	§2.02(a)
Plans	§3.11(a)
Pre-Closing Period	§5.01
Preferred Stock	§3.03(a)
Purchaser	Preamble
Sarbanes-Oxley Act	§3.08(a)
Schedule 14D-9	§1.02(b)
Schedule TO	§1.01(f)
SEC	§1.01(a)
SEC Reports	§3.08(a)
Securities Act	§3.08(a)
Shares	Recitals
Superior Proposal	§6.03(g)(iii)
Surviving Company	§1.03(a)
Termination Date	§8.01
Transactions	Recitals

SECTION 9.04 Interpretation and Rules of Construction.

(a) When a reference is made in this Agreement to an Annex, Exhibit, Article or Section, such reference shall be to an Annex, Exhibit, Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to Parent and Purchaser, if such documents, materials or information were available for review by such person and its Representatives through the electronic data room (the

“Data Room”) entitled “Project ESKIMO,” which is hosted by Donnelley Financial Solutions Venue (https://www.rrdvenue.com) in connection with the Transactions or disclosed in a SEC Report filed and publicly available, in each case, prior to the Agreement Date. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its successors and permitted assigns. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. References to “days” shall mean “calendar days” unless expressly stated otherwise. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. It is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the time zone in which Boston, Massachusetts is located, unless otherwise specified.

(b) Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.06 Entire Agreement. This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

SECTION 9.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.08 Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Article VI and (b) from and after the Effective Time, the rights of holders of Shares, Company Stock Options or Company RSUs to receive the consideration pursuant to the Merger, as set forth in Article II.

SECTION 9.09 Remedies; Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to (a) an Order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.

SECTION 9.10 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

(b) The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware; and provided further that if neither the Delaware Court of Chancery nor the United States District Court for the District of Delaware has jurisdiction over such Action, such Action shall be heard and determined in the Superior Court of the State of Delaware. Consistent with the preceding sentence, each of the Parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02; and (iii) irrevocably waives and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.02 shall be deemed effective service of process on such Party.

SECTION 9.11 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12 Amendment. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only pursuant to an instrument in writing signed by Parent, Purchaser and the Company; provided, however, that, following the Acceptance Time, no amendment may be made that would reduce the amount or change the form of Merger Consideration.

SECTION 9.13 Waiver. At any time prior to the Effective Time, Parent, Purchaser or the Company may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations of any other Party under this Agreement, (b) waive any breach or inaccuracy in the representations and warranties of any other Party contained herein or in any instrument delivered pursuant hereto or (c) waive compliance with any of the covenants or agreements of any other Party or any condition to the obligations of the waiving Party contained herein; provided, however, that after the Acceptance Time, no waiver may be made that would reduce the amount or change the form of the Merger Consideration. Any such extension or waiver shall be valid only if set forth in a written instrument signed by each of the Party or Parties to be bound thereby. Notwithstanding the foregoing, the failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

SECTION 9.14 Company Disclosure Schedule. The Parties agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent on the face of such disclosure. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (x) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (y) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any Intellectual Property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations and warranties made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

SECTION 9.15 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DASSAULT SYSTEMES SIMULIA CORP.

By	/s/ Thibault de Tersant
Name:	Thibault de Tersant
Title:	Secretary

3DS ACQUISITION 3 CORP.

By	/s/ Thibault de Tersant
Name:	Thibault de Tersant
Title:	Chief Financial Officer, Treasurer & Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

EXA CORPORATION

By	/s/ Stephen A. Remondi
Name:	Stephen A. Remondi
Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Merger Agreement”) of which this Annex I is a part.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, Purchaser shall not be required to accept for payment any validly tendered Shares and may delay the acceptance for payment of any validly tendered Shares, if:

(a) the number of Shares validly tendered and not properly withdrawn pursuant to the Offer, together with the number of Shares (if any) then beneficially owned by Parent or Purchaser, in the aggregate, or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, does not equal at least one Share more than 50% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (the “Minimum Condition”);

(b) any waiting period under the HSR Act (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall not have expired or been terminated, and all applicable waiting periods under any other applicable Antitrust Laws shall not have expired or been terminated and all applicable consents or approvals required under any other applicable Antitrust Laws shall not have been obtained;

(c) at any time on or after the Agreement Date and prior to the Expiration Date, any of the following conditions have occurred and are continuing at the Expiration Date:

(i) any Governmental Authority of competent jurisdiction in a Specified Jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order that is in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Offer and the Merger;

(ii) (A) any representation or warranty of the Company contained in Section 3.01(a), Section 3.02, Section 3.04, Section 3.09(a), or Section 3.24 of the Merger Agreement shall fail to be true and correct as of the Expiration Date (except to the extent such representation or warranty is expressly made as of a particular date, in which case on and as of such date), (B) any representation or warranty of the Company contained in Section 3.03(b) or Section 3.03(c) of the Merger Agreement shall fail to be true and correct as of the Expiration Date (except to the extent such representation or warranty is expressly made as of a particular date, in which case on and as of such date), except for de minimis deviations, or (C) any other representation or warranty of the Company contained in the Merger Agreement shall fail to be true and correct (without giving effect to any qualifications as to “materiality” or “Company Material Adverse

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Effect” set forth therein) as of the Expiration Date (except to the extent such representation or warranty is expressly made as of a particular date, in which case on and as of such date), except where the failure of such representation or warranty of the Company to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect;

(iii) the Company shall have breached or failed to perform, in any material respect, any obligation, agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

(iv) there shall have occurred since the Agreement Date a Company Material Adverse Effect;

(v) Parent and Purchaser shall have failed to receive a certificate executed by the Company’s Chief Executive Officer or President on behalf of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(ii), (c)(iii) and (c)(iv) of this Annex I have not occurred; or

(vi) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived in writing (as permitted by applicable Law) by Parent or Purchaser (except for the Minimum Condition) in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement. Any reference in this Annex I or the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived in writing (where permitted by applicable Law).

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